FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of September, 2003

Commission File Number 1-15224




                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X             Form 40-F
                          --------                   --------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                         No            X
                          --------                   --------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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[CEMIG LOGO]   [LEVEL 1 BOVESPA LOGO]   [LATIBEX LOGO]  [CIG LISTED NYSE LOGO]



                                                         CORPORATE INFORMATION


IMMEDIATE RELEASE
-----------------


                                  COMMUNIQUE


The Board of Directors of Companhia Energetica de Minas Gerais - CEMIG, at its 317th Meeting, held on September 3, 2003, authorized the signing of a financing agreement with Banco Nacional de Desenvolvimento Social - BNDES for a loan in the amount of R$322,192,124.94, to be adjusted according to variations in the SELIC rate as from the date of CEMIG's rate review - April 8, 2003 - up to the date of funding of each loan installment, in accordance with the conditions set forth in Provisional Measure No. 127, of August 4, 2003 and in Banco Central Resolution no. 3119, of August 27, 2003. This financing is intended to cover the shortfall in the concessionaire's funds due to the postponement of receipt, via rate adjustment, of the balance of the Account for Compensation of Variation in Items of Parcel A (CVA), which refers to variations in certain costs beyond CEMIG's control occurring from October 2001.



Belo Horizonte, September 9, 2003









Contacts:

Luiz Fernando Rolla                                 Eliza Gibbons
Relacoes com Investidores, CEMIG                    The Anne McBride Company
Tel. +55-31-3299-3930                               Tel. 303-477-1350
Fax +55-31-3299-3933                                eliza@annemcbride.com
lrolla@cemig.com.br


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                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  COMPANHIA ENERGETICA DE MINAS
                                  GERAIS - CEMIG




                                  By:  /s/ Flavio Decat de Moura
                                      ------------------------------
                                       Name:  Flavio Decat de Moura
                                       Title: Chief Financial Officer
                                              and Investor Relations Officer







Date:     September 15, 2003